POULTON & YORDAN

ATTORNEYS AT LAW

RICHARD T. LUDLOW

March 6, 2009

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	BMB Munai, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2008
Filed on June 16, 2008
File No.: 1-33034

Dear Mr. Schwall:

At the request of the management of BMB Munai, Inc., (the “Company” or “BMB Munai”) we are responding to comments raised by the staff at the Securities and Exchange Commission in your letter dated February 12, 2009. Following are the Company’s responses to your comments.

Form 10-K for the Fiscal Year Ended March 31, 2008

Business, page 5

Marketing and Sales to Major Customers, page 8

1.

We note your disclosure that you believe that the loss of your major customer would not have a long-term material adverse effect on your operations. This disclosure does not appear to be consistent with the disclosure in Note 2 to your financial statements that the loss of such customer would have a material adverse effect on you. Please advise.

The Company disagrees with the Commission’s assertion that the disclosure regarding the loss of its major customer on page 8 is inconsistent with the disclosure in Note 2 of its financial statements. The disclosure on page 8 explains that because current demand for crude oil and readily available purchasers for

POULTON & YORDAN	TELEPHONE: 801-355-1341
324 SOUTH 400 WEST, SUITE 250	FAX: 801-355-2990
SALT LAKE CITY, UTAH 84101	POST@POULTON-YORDAN.COM

Mr. H. Roger Schwall

March 6, 2009

the Company’s crude oil exists, the Company does not expect the loss of its major customer to have a material adverse effect “in the long-term.” Note 2 similarly notes that there is an available market for the Company’s crude oil and natural gas from other purchasers against which the Company could offset the impacts of the loss of its major customer.

In light of the Commission’s comment, however, the Company proposes to revise its disclosure on both page 8 of the report and in Note 2 of the Consolidated Financial Statements to better clarify the Company’s statements on this issue. The Company will revise the fifth sentence of the second paragraph under the heading “Marketing and Sales to Major Customers” on page 8 as follows:

“The loss of Euro-Asian Oil may have a material adverse effect on our operations in the short-term. Based on current demand for crude oil and the fact that alternate purchasers are readily available, we believe the loss of Euro-Asian Oil would not materially adversely effect our operations long-term.”

The Company also proposes to revise the third sentence of Note 2 sub-heading “Major Customers” on page F-11 of the Consolidated Financial Statements as follows:

“While the loss of this foregoing customer could have a material adverse effect on the Company in the short-term, the loss of this customer should not materially adversely effect the Company in the long-term because of the available market for the Company’s crude oil and natural gas production from other purchasers.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

2.

We note your disclosure at page 36 regarding the increase in taxes resulting from “environmental payments.” Please advise us regarding the nature of such payments, and the amount of such payments in each of your last two fiscal years.

“Environmental payments” represents a tax paid to the Republic of Kazakhstan for the flaring of unused natural gas. Under Kazakh law, flaring of natural gas is prohibited. During exploration stage, however, the government allows companies to flare unused natural gas in exchange for payment of this tax as a temporary accommodation while exploration companies develop their properties. Under Kazakh law, before a company may move from exploration stage to production stage, it must be utilizing the natural gas it produces. As discussed in Note 8 to the Consolidated Financial Statements, the Company is constructing a natural gas utilization facility. The amount of the environmental payments totaled to $984,542 and $222,414 in the years ended March 31, 2008 and March 31, 2007, respectively. The payment increased because the Company flared more natural gas during the year ended March 31, 2008 as a result of increased production.

Mr. H. Roger Schwall

March 6, 2009

The Company proposes to revise the third bullet point of the third paragraph of its disclosure under the heading “General and Administrative Expenses”on page 36 to clarify that the “environmental payments” was for the flaring of natural gas:

“a 208% increase in taxes from environmental payments for flaring of increased volumes of unused natural gas resulting from increased production; and”

Contractual Obligations and Contingencies, page 42

3.	Expand your tabular disclosure of contractual obligations to include your notes payable. Refer to the guidance at Item 303(a)(5) of Regulation S-K.

The Company proposes to revise its tabular disclosure of Contractual Obligations and Contingencies on page 42 to include notes payable, as follows:

	Payments Due By Period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Capital Expenditure Commitment(1)	$ 8,550,000	$ 8,480,000	$ 70,000	$ -	$ -
Due to the Government of the Republic of Kazakhstan(2)	11,344,880	-	11,344,880	-	-
Liquidation Fund	3,728,531	-	3,728,531	-	-
Convertible Notes with Interest(3)	77,823,000	3,000,000	6,000,000	68,823,785	-
Total	$ 101,447,196	$11,480,000	$ 21,143,411	$68,823,785	$ -

(1)   Under the terms of our subsurface exploration contract we are required to spend a total of $48.7 million in exploration and development activities on our properties, including a minimum of $8.5 million in 2008 and $70 thousand in 2009. As of March 31, 2008, we have spent a total of $182.8 million in exploration and development activities, including $78.1 million through nine calendar months ended March 31, 2008.

(2)   In connection with our acquisition of the oil and gas exploration contract covering the ADE Block and the Extended Territory, we are required to repay the Republic of Kazakhstan for historical costs incurred by it in undertaking geological and geophysical studies and infrastructure improvements. Our repayment obligation for the ADE Block is $5,994,200 and our repayment obligation for the Extended Territory is $5,350,680. The terms of repayment of these obligations, however, will not be determined until such time as we apply for and are granted commercial production rights by the Republic of Kazakhstan. Should we decide not to pursue a commercial production rights, we can relinquish the ADE Block and/or the Extended Territory to the Republic of Kazakhstan in satisfaction of their associated obligations.

(3)

On July 16, 2007 the Company completed the private placement of $60 million in principal amount of 5.0% convertible senior notes due 2012 (“Notes”). The Notes carry a 5% coupon and have a yield to maturity of 6.25%. Interest will be paid at a rate of 5.0% per annum on the principal amount, payable semiannually. The Notes are callable and subject to early redemption in July 2010. Unless previously redeemed, converted or purchased and cancelled, the Notes will be redeemed by the Company at a price equal to 107.2% of the principal amount thereof on July 13, 2012. The Notes constitute direct, unsubordinated and unsecured, interest bearing obligations of the Company. For additional details regarding the terms of the Notes, see Note 11 – Convertible Notes Payable to the notes to our Consolidated Financial Statements.

Qualitative and Quantitative Disclosures about Market Risk, page 46

Mr. H. Roger Schwall

March 6, 2009

4.	Expand your disclosures to include the quantitative information required by Item 305(a)(1)(i) to (iii) of Regulation S-K.

The Company proposes to amend its disclosure of “Commodity Price Risk” on page 46 of the report to add the following after the second paragraph of the current disclosure:

During the fiscal year ended March 31, 2008, we sold 896,256 barrels of oil and condensate. We realized an average sales price per barrel of $67.16. For purposes of illustration, assuming the same sales volume but decreasing the average sales price we receive from oil sales by $5.00 and $10.00 respectively would change total revenue from oil sales as follows:

	Average Price Per Barrel	Barrels of Oil Sold	Approximate Revenue from Oil Sold (in thousands)	Reduction in Revenue (in thousands)
Actual sales for the year ended March 31, 2008	$67.16	896,256	$60,196
Assuming a $5.00 per barrel reduction in average price per barrel	$62.16	896,256	$55,715	$4,481
Assuming a $10.00 per barrel reduction in average price per barrel	$57.16	896,256	$51,234	$8,962

The Company also proposes to add the following sentence to the end of the disclosure under the heading “Foreign Currency Risk” on page 46 of the report:

“A 10% unfavorable change in the Kazakh Tenge-to-U.S. dollar exchange rate would not materially impact our March 31, 2008 balance sheet.”

Report of Independent Registered Public Accounting Firm, page 49

5.	Please revise your auditors’ reports here and on page F-1 to include a signature, or electronic indication of a signature. Refer to Regulation S-X, Rule 2-02.

The Company will include electronic indications of the auditors’ signature on the auditors’ reports on page 49 and page F-1 of the amended report.

Directors, Executive Officers and Corporate Governance, page 50

6.

Please expand your disclosure for Leonard M. Stillman Jr. to include the specific information required by Item 401(e) of Regulation S-K, including Mr. Stillman’s principal occupation and employment, and the name and principal business of each such employer, for the past five years.

Mr. H. Roger Schwall

March 6, 2009

The Company proposes to revise Mr. Stillman’s biographical information on page 50 of the report as follows to clarify that for the past five years Mr. Stillman’s principal occupation and employment has been as the co-founder of Stillman George, Inc.

Leonard M. Stillman Jr. Mr. Stillman received his Bachelor of Science degree in mathematics from Brigham Young University and Master of Business Administration from the University of Utah. He began his career in 1963 with Sperry UNIVAC as a programmer developing trajectory analysis software for the Sergeant Missile system. Mr. Stillman spent many years as a designer and teacher of computer language classes at Brigham Young University, where he developed applications for the Administrative Department including the school’s first automated teacher evaluation system. During that time, he was also a Vice-President of Research and Development for Automated Industrial Data Systems, Inc and the Owner of World Data Systems Company, which provided computerized payroll services for companies such as Boise Cascade. Mr. Stillman has over 35 years of extensive business expertise including strategic planning, venture capital financing, budgeting, manufacturing planning, cost controls, personnel management, quality planning and management, and the development of standards, policies and procedures. He has extensive skills in the design and development of computer software systems and computer evaluation. Mr. Stillman helped found the entity now known as Stillman George, Inc. in 1993. He has been employed with the entity now known as Stillman George, Inc., since that time. Mr. Stillman’s primarily responsibilities include managing information, technical development and financial analysis projects and development as well as involved in general company management and consulting activities. Stillman George consolidates a broad variety of skills from a growing group of business professionals to provide needed support in finance, marketing, management, sales, planning, product development and more to businesses worldwide. Mr. Stillman is not a director or nominee of any other SEC reporting issuer.

Executive Compensation, page 56

Compensation Discussion and Analysis, page 56

7.

We note your disclosure that your compensation committee engages in benchmarking to inform its executive compensation decisions and processes. Please identify the companies comprising the compensation peer group. See Item 402(b)(2)(xiv) of Regulation S-K. In addition, please discuss how you used the information you obtained from your benchmarking to establish compensation for your fiscal year ended March 31, 2008. For example, please disclosure whether you set the compensation of your executive officers within a specified range of the compensation levels of your peer group.

Mr. H. Roger Schwall

March 6, 2009

The Company proposes to delete the first paragraph on page 57 and replace it with the following disclosure:

In setting executive compensation the compensation committee has historically relied on benchmarking compensation to energy industry comparison companies with revenues between $25 million and $99.9 million and to a peer group of a few similarly sized oil and gas exploration companies in Kazakhstan to assist in establishing the compensation packages of its executive officers.

The compensation committee has historically tried to maintain total executive compensation within a range between the 25th percentile and the general industry average. To accomplish this objective, while at the same time recognizing the Company’s need for cash, the compensation committee has historically targeted total cash compensation within the 25th percentile of the general industry comparison. The committee has historically relied on setting long-term incentive compensation, in the form of restricted stock and option grants, above the industry average to provide a total compensation package in a range between the 25th percentile and the industry average.

In addition to the energy industry comparison companies, the committee also considers compensation paid to our peer group because we directly compete with these companies for executive talent. For the fiscal year ended March 31, 2008, our peer group consisted of three companies, Max Petroleum PLC, Roxi Petroleum PLC and Transmeridian Exploration, Inc. While the compensation committee recognizes the need to be competitive with our peer group, the committee also considered the economic and financial constraints facing the Company. We anticipate that total compensation paid to our named executive officers will be approximately 40% to 50% lower than total compensation paid by our peer group during the fiscal year ended March 31, 2008.

While the compensation committee engages in benchmarking, it is not the sole factor they consider in setting executive compensation. The committee also takes into account a number of other factors, including key strategic, financial and operational goals set by our board of directors, such as satisfying our annual minimum work program or special achievements attained by executive management.

As discussed above, the compensation committee has historically provided a portion of executive compensation in the form of equity awards that vest over time. We believe this will help to retain our named executive officers and align their interests with those of our stockholders by allowing the executives to participate in our longer term success as reflected in asset growth and stock price appreciation.

Mr. H. Roger Schwall

March 6, 2009

Base Salaries, page 57

8.

We note your disclosure that base salaries for your executive officers typically have been set in your offer letter to the executive at the outset of employment. For each named executive officer, please disclose how you determined that amount of base salary to be set forth in the relevant employment agreement. See Item 402(b)(1)(v) of Regulation S-K.

The Company proposes to add the following additional disclosure following the second sentence of the paragraph entitled “Base salaries” on page 57 of the report:

We rely on several factors to determine the base salaries of our executive officers. As noted above, our compensation committee considers both salaries paid by the energy industry comparison companies and by our peer group companies. The committee has historically attempted to maintain base salaries within the 25th percentile of the general industry average. The committee also considers the base salaries of our peer group and has historically tried to maintain base salaries that are fairly competitive with, but lower than the peer group average. While the committee relies upon benchmarking in determining base salaries, it is not the sole, or necessarily the principal factor determining base salaries. The principal factor in determining base salaries is the negotiation process between the Company and the named executive officer. While the Company has historically stayed within the benchmarks discussed above, there may be instances when, based on an individual’s performance, experience or expertise, Company need, or local market or labor conditions the compensation committee may award base salaries that exceed the benchmarks it has historically relied on in order to retain current or attract new executive talent.

During the fiscal year ended March 31, 2008, the compensation committee awarded base salary increases to Gamal Kulumbetov, Sanat Kasymov and Askar Tashtitov to keep their salaries competitive in the local market and to maintain their salaries within the ranges discussed in the preceding paragraph. Mr. Kulumbetov’s base salary also increased with his acceptance of additional responsibilities in connection with his appointment as Chief Executive Officer of the Company.

Cash Bonuses, page 57

9.

Please describe how your compensation committee determined the amount of the cash bonuses to pay to each of your named executive officers for your fiscal year ended March 31, 2008. For example, you indicate that cash bonuses are based on your “financial performance and individual objectives” and that the “corporate financial performance measures . . . developed by [y]our board of directors are given the greatest weight in this bonus analysis.” Please expand your disclosure to describe such objectives and performance measures for your fiscal year ended March 31, 2008, and disclose how your  compensation committee considered such objectives and performance measures in determining cash bonuses for such fiscal year. See Items 402(b)(2)(v)-(vi) of Regulation S-K.

Mr. H. Roger Schwall

March 6, 2009

To the extent you believe that disclosure of the financial performance and individual objectives or the corporate financial performance measures is not required because it would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels.

The Company proposes to amend its disclosure to clarify the distinction between its policies and actions with respect to bonus awards and non-equity incentive compensation. The Company proposes to revise the second bullet point under the heading “Components of our Executive Compensation Program” on page 57 from “Cash bonuses” to “Non-equity incentive compensation and bonuses.”

The Company also proposes to change the heading on page 57 from “Cash Bonuses” to “Non-equity incentive compensation and bonuses” and to delete the paragraph under the heading “Cash bonuses” on page 57 and replace it with the following disclosure.

From time to time we may make cash awards to our employees. Such awards may be designed to incentivize employees over a specified period of time pursuant to pre-established, performance-based criteria, the accomplishment of which is substantially uncertain at the time the criteria are established. In the event this type of cash award were made, it would be reflected in the “Summary Compensation Table” under a separate column entitled “Non-Equity Incentive Plan Compensation.” We may use non-equity incentive compensation to incentivize our employees. The criteria for earning such non-equity incentive bonuses may be based on corporate financial performance measures that would be developed by our compensation committee at the time such non-equity incentive plan is established. Our compensation committee has discretion to determine the applicable performance measures and the appropriate weighting of such measures at the time it establishes any non-equity incentive plan. The compensation committee did not establish a non-equity incentive compensation plan during the fiscal year ended March 31, 2008 and no non-equity incentive compensation was awarded during the year.

We may also make cash awards to employees that are not part of any pre-established, performance-based criteria. Awards of this type are completely discretionary and subjectively determined by the compensation committee at the time they are awarded. Such awards are reported in the “Summary Compensation Table” in the column entitled “Bonus.” At the end of the 2007 calendar year, the compensation committee, of its own discretion, determined to award to each of the named executive

Mr. H. Roger Schwall

March 6, 2009

officers a bonus equal to one month of the executive officer’s salary. The bonuses were not awarded pursuant to any pre-established, performance-based criteria set by the compensation committee, but in recognition of the growth in the Company’s production, revenue and net income during the year. The Company was under no obligation to award the cash bonuses.

10.

On a supplemental basis, please advise us how you determined that the compensation you describe as “cash bonuses” would not be deemed to be compensation paid to a “non-equity incentive compensation plan” as described in Item 402(a)(6)(iii) of Regulation S-K. See Question 119.02 in the Division of Corporate Finance’s Regulation S-K Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance.regs-kinterp.htm. It would appear that additional disclosure with respect to such compensation would be required under Item 402(d) of Regulation S-K if such compensation was granted pursuant to a non-equity incentive compensation plan.

For the reasons explained in the Company’s response to staff comment 9 above, the Company believes the awards are properly disclosed as bonuses rather than non-equity incentive compensation.

Summary Compensation Table, page 60

11.

With respect to the stock awards and options awards disclosed in your summary compensation table, please disclose the assumptions made in the valuation by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in your management’s discussion and analysis. See Instruction to Item 402(c)(2)(v) and (vi).

The assumptions made in the valuation of stock and option awards are disclosed in Note 14 to our Consolidated Financial Statements under the subheadings “Common Stock Grants” and “Option Grants.” The Company proposes to add footnotes “5” and “6” to the Summary Compensation Table to direct readers to Note 14 for information regarding the assumptions made in such valuations.

Summary Compensation Table

The table below summarizes compensation paid to or earned by our Chief Executive Officer, our Chief Financial Officer and our other most highly compensated executive officers, who we refer to collectively as our “named executive officers.”

Mr. H. Roger Schwall

March 6, 2009

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards (5) ($)	Option Awards (6) ($)	All Other Compen-sation ($)	Total ($)

Boris Cherdabayev	2008	263,184	20,000	-0-	-0-	73,123	356,307
Formed CEO and	2007	264,960	20,000	560,000	409,010	109,433	1,363,403
Director (1)	2006	310,502	-0-	901,284	824,615	96,083	2,132,484

Gamal Kulumbetov	2008	148,066	10,000	-0-	-0-	48,162	206,228
CEO and COO (2)	2007	67,500	5,000	280,000	-0-	32,969	385,469
	2006	5,000	-0-	-0-	-0-	6,689	11,689

Sanat Kasymov	2008	138,282	10,000	-0-	-0-	41,343	189,625
CFO(3)	2007	110,560	8,000	327,500	-0-	48,256	494,316
	2006	105,574	-0-	95,000	-0-	34,604	235,178

Askar Tashtitov	2008	138,153	10,000	-0-	-0-	44,292	192,445
President and Director(4)	2007	72,099	5,000	327,500	-0-	33,244	437,843

(1)

Mr. Cherdabayev resigned as CEO of the Company in August 2007. Mr. Cherdabayev continues to serve as the Chairman of the board of directors. Mr. Cherdabayev’s compensation presented in the chart above is for the full fiscal year 2008.

(2)	Mr. Kulumbetov was appointed CEO in August 2007. He joined the Company as COO in February 2006. Mr. Kulumbetov’s compensation for 2006 presented in the chart above is for less than two months.
(3)	Mr. Kasymov joined the Company as CFO in January 2006. Mr. Kasymov’s compensation for 2006 presented in the chart above is for only less than three months.
(4)

Mr. Tashtitov was appointed President in May 2006. Prior to that time he was a financial analyst for the Company. Mr. Tashtitov’s compensation for 2007 presented in the chart above is for the full 2007 fiscal year.

(5)	For details regarding the assumptions made in the valuation of stock grants, please see page F-28, “Common Stock Grants” in Note 14 of our Consolidated Financial Statements.
(6)	For details regarding the assumptions made in the valuation of stock options, please see page F-30, “Stock Options” in Note 14 of our Consolidated Financial Statements.”

Employment Agreements, page 61

12.

We note your disclosure at page 62 regarding payments to your officers upon termination of employment, and your disclosure at page 63 regarding the vesting of restricted stock upon the occurrence of an “extraordinary event.” Please provide all disclosure required by Item 402(j) of Regulation S-K with respect to such payments and vesting. For example, for each named executive officer, please quantify the estimated payments and benefits that would be provided in each covered circumstance, applying the assumptions that the triggering event took place on March 31, 2008.

The Company proposes to delete the second paragraph, the table and the third paragraph from page 62 and replace it with the following disclosure:

Potential Payments Upon Termination or Change in Control

Mr. H. Roger Schwall

March 6, 2009

The following table shows the cash and equity benefits payable to the named executive officers upon termination of employment for various reasons, including a change in control of the Company. For purposes of this table, it is assumed that the termination of employment occurred on March 31, 2008.

Name	Termination Scenario	Cash Benefit	Equity Awards
Boris Cherdabayev	For Good Reason(1)	$120,000	$0
	For Cause(2)	$0	$0
	Disability(3)	$120,000	$0
	Death(4)	$0	$0
	Extraordinary Event(5)	$717,600	$807,000(6)

Gamal Kulumbetov	For Good Reason(1)	$60,000	$0
	For Cause(2)	$0	$0
	Disability(3)	$60,000	$0
	Death(4)	$0	$0
	Extraordinary Event(5)	$358,800	$538,000(6)

Sanat Kasymov	For Good Reason(1)	$60,000	$0
	For Cause(2)	$0	$0
	Disability(3)	$60,000	$0
	Death(4)	$0	$0
	Extraordinary Event(5)	$358,800	$538,000(6)

Askar Tashtitov	For Good Reason(1)	$60,000	$0
	For Cause(2)	$0	$0
	Disability(3)	$60,000	$0
	Death(4)	$0	$0
	Extraordinary Event(5)	358,800	$538,000(6)

(1)

In the event of termination for good reason by the officer, the Company will pay the officer the remainder of his salary for the calendar month in which the termination is effective and for six consecutive calendar months thereafter. The officer shall also be entitled to any portion of incentive compensation for the year, prorated to the date of termination. Notwithstanding the foregoing, if the officer obtains other employment prior to the end of the six-month period, salary payments by the Company after he begins employment with a new employer shall be reduced by the amount of the cash compensation received from the new employer.

(2)

If the officer is terminated for cause, he will receive salary only through the date of termination and will not be entitled to any incentive compensation for the year in which his employment is terminated.

(3)

If the termination is the result of a disability, the Company will pay salary for the rest of the month during which termination is effective and for the shorter of six consecutive months thereafter or until disability insurance benefits commence.

(4)

If employment is terminated as a result of the death of the officer, his heirs shall be entitled to salary through the month in which his death occurs and to incentive compensation prorated through the month of his death.

Mr. H. Roger Schwall

March 6, 2009

(5)	If the employment is terminated as a result of an extraordinary event, the officer shall be entitled to severance pay as follows:

Completed Years of Employment Service with the Employer	Severance Amount

Less than one (1) year	10% of Basic Compensation Salary

At least one (1) year but less than two (2) years	150% of Basic Compensation Salary

More than two years	299% of Basic Compensation Salary

As of March 31, 2008, each of the named executive officers had been employed with the Company more than two years.

(6)

This column reflects the dollar value of additional shares (if any) that would vest at such time as the occurrence of an extraordinary event, calculated at $5.38 per share, which was the closing price of the Company’s common stock on March 31, 2008.

All benefits terminate on the date of termination. The named executive officer shall be entitled to accrued benefits. In accordance with local Kazakh legislation, a Kazakhstan-based officer would also be entitled to compensation for unused vacation, holiday, sick leave or other leave. As of March 31, 2008, none of the named executive officers had any unused vacation, holiday, sick leave or other leave.

Exhibits, page 69

13.	Please file all exhibits required by Item 601 of Regulation S-K. For example, and without limitation, please file all material contracts.

The Company believes all required exhibits have been filed with the SEC. The Company will amend its exhibit index to identify all exhibits filed previously with the Commission.

Financial Statements

Statements of Cash Flows, page F-6

14.

Tell us why you have classified the decrease in marketable securities as an adjustment to operating activities rather than as an investment activity. We note that your correspondence to us dated March 12, 2007, indicated that you would reclassify this activity.

As discussed in our correspondence dated March 12, 2007, the Company determined that the marketable securities in question were in fact a cash equivalent. The Company will amend its filing to reclassify this item as a cash equivalent. This will remove the “decrease in marketable securities” amount reported on the cash flow statement, and instead be reported as part of the cash and cash equivalents balance for FY2006, which agrees to the Company’s previous correspondence with the Commission.

Mr. H. Roger Schwall

March 6, 2009

Oil and gas properties, page F-14

15.

Tell us and disclose whether your calculation of the full cost ceiling test (a) reduces the present value of estimated future net revenues by estimated future expenditures, based on current costs, to be incurred in developing and producing net reserves; (b) utilizes a discount factor of ten percent; (c) adds the cost of properties not being amortized; and (d) subtracts deferred income taxes effects. Refer to the guidance in Rule 4-10 of Regulation S-X.

We confirm that our calculation of the cost ceiling test:

(a) reduces the present value of estimated future net revenues by estimated future expenditures, based on current costs, to be incurred in developing and producing net reserves:

(b) utilizes a discount factor of ten percent:

(c) adds the cost of properties not being amortized: and

(d) subtracts deferred income tax effects.

We propose to revise our disclosure of “oil and gas properties” in Note 2 to the Consolidated Financial Statements to delete the second paragraph and replace it with the following disclosure:

Capitalized costs less accumulated depletion and related deferred income taxes shall not exceed an amount (the full cost ceiling) equal to the sum of:

a) the present value of estimated future net revenues computed by applying current prices of oil and gas reserves to estimated future production of proved oil and gas reserves, less estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves computed using a discount factor of ten percent and assuming continuation of existing economic conditions;

b) plus the cost of properties not being amortized;

c) plus the lower of cost or estimated fair value of unproven properties included in the costs being amortized; and

d) less income tax effects related to differences between the book and tax basis of the properties.

16.

Tell us whether, for your ceiling test and for your calculation of the standardized measure of discounted future net cash flows presented on page F-43, you reduced estimated future net revenues to reflect lower revenues for volumes of oil that would be expected to exceed the export quotas that you describe on page 8 and elsewhere in your filing, and explain to us the basis for your decisions in this regard.

Mr. H. Roger Schwall

March 6, 2009

The Company confirms that for in calculating the standardized measure of discounted future net cash flows presented on page F-43 it reduced estimated future net revenues to reflect lower revenues for volumes of oil that would be expected to exceed the export quotas described in the annual report. Export revenue as a percentage of total revenue during the fiscal years ended March 31, 2008, 2007 and 2006, was 91%, 100% and 100%, respectively. Therefore, the Company utilized a sales ratio of 90% export revenue and 10% domestic revenue for its ceiling test and calculation of the standardized measure of future net cash flows.

The Company proposes to revise disclosure to the “Standardized Measure” disclosure included in the “Supplementary Financial Information of Oil and Natural Gas Exploration Development and Production Activities” of the Company’s Consolidated Financial Statements to add the following information after the second sentence of paragraph immediately following the table on page F-43:

During the fiscal years ended March 31, 2008, 2007 and 2006 revenue from export sales accounted for 91%, 100% and 100%, respectively, of total revenue. To take into account the price differential for oil and natural gas exported versus sold domestically, the Company applies year end prices for export sales to 90% of the quantity of proved oil and natural gas reserves and the year end prices for domestic sales to 10% of the quantity of proved oil and natural gas reserves.

17.

You state at the top of page F-15 that the depletion of producing properties is computed using the unit-of-production method based on estimated proved reserves. Expand your policy to state, if true, that the amortized costs included all capitalized costs plus estimated future expenditures and estimated dismantlement and abandonment costs.

The Company proposes to delete the first paragraph on page F-15 and replace it with the following:

All capitalized costs of oil and gas properties, including the estimated future costs to develop proved reserves and estimated future costs to plug and abandon wells and costs of site restoration, less the estimated salvage value of equipment associated with the oil and gas properties, are amortized on the unit-of-production method using estimates of proved reserves as determined by independent engineers.

18.	Expand your disclosure to include your policies for recognizing production costs and for recognizing gains and losses on the sales and abandonments of oil and gas properties.

Mr. H. Roger Schwall

March 6, 2009

The Company proposes to replace the first paragraph under the “Oil and Gas Properties”disclosure of Note 2, on page F-14, with the following:

The Company uses the full cost method of accounting for oil and gas properties. Under this method, all costs associated with acquisition, exploration, and development of oil and gas properties are capitalized. Costs capitalized include acquisition costs, geological and geophysical expenditures, and costs of drilling and equipping productive and non-productive wells. Drilling costs include directly related overhead costs. These costs do not include any costs related to production, general corporate overhead or similar activities. Under this method of accounting, the cost of both successful and unsuccessful exploration and development activities are capitalized as property and equipment. Proceeds from the sale or disposition of oil and gas properties are accounted for as a reduction to capitalized costs unless a significant portion of the Company’s proved reserve are sold (greater than 25 percent), in which case a gain or loss is recognized.

Note 11 – Convertible Notes Payable, page F-21

19.	Please explain to us how you considered EITF 98-5 and EITF 00-27 when determining whether your convertible notes contain a beneficial conversion feature.

On the date of issuance of the convertible notes, the market value of the Company’s stock was lower than the convertible rate. Therefore, no beneficial conversion feature existed on the issuance date. However, future contingent events would cause a beneficial conversion feature. Both EITF 98-5 and EITF 00-27 discuss “contingent” beneficial conversion features. If the contingency event happened, the note holders would have a beneficial conversion feature. In accordance with EITF 98-5 and EITF 00-27, the beneficial conversion feature is not recorded until the contingent event takes place. In our case this contingent event would be a change of control as disclosed in the Convertible Notes disclosure. As of March 31, 2008, no change of control event has occurred and as such, no benefical conversion feature has been recorded.

We also considered FAS 133, FAS 150 and EITF 00-19 which deal with whether the convertible notes, and the underlying conversion feature, are subject to derivative treatment. Based on this analysis, the Company determined that the underlying conversion feature was not a derivative liability.

Common Stock Grants, page F-29

20.

We note that you granted 950,000 restricted common shares under your incentive stock option plan which only vest upon the Vesting Events to determine the impact that they have on your measurement of compensation costs for these awards. Please clarify how your measurement of the compensation costs complies with SFAS 123R.

Mr. H. Roger Schwall

March 6, 2009

Guidance: SFAS 123 R par. 16, 17, 19, 21, 33

The Company determined that the issuance should be valued at fair value at grant date, but the recognition of the expense is dependent on the “requisite service period”. If the stock holders do not have any future performance criteria in order to receive the full benefits of the shares, then the requisite service period has passed, i.e. the shares are issued for past services. If in fact this is the case, then the Company would need to recognize the entire fair value as an expense in the current period and show the credit balance of the shares as a liability until the “vesting criteria” take place.

The Company determined that the shares were issued in an attempt to give the employees, as well as outside stock recipients, incentive to reach the Production Stage at a specified time. The Company received an original Exploration License by the Republic of Kazakhstan in 2000, with two possible two year extensions. The first extension occurred in 2005 and the second extension occurred in 2007. This, in effect, has prolonged the Exploration Stage until July 2009. This means that the Company intends to receive their Commercial Production License by July 2009, which is the first of the two possible vesting requirements. Therefore, there is a future performance or service element to the agreement, so the company did not record the full expense at March 31, 2007.

Guidance: SFAS 123 R par. 39, 40

Based on this guidance and knowing the Company’s intent of the stock issuance, the requisite service period for the shares can be implied based on the expected date of the vesting requirements. The Company did not intend to consolidate or merge with any other companies (vesting requirement #2), but it did intend to obtain the Commercial Production License. Based on this information, the Company deemed it appropriate to base the implied requisite service period on the timing to the Commercial Production License (vesting requirement #1).

Guidance: SFAS 123 R par. 43,44,45

The Company determined that the requisite service period will run through July 2009. Therefore, this stock issuance has a performance requirement of the stockholders and is deemed to be an equity instrument.

21.	Please explain how you have applied the provisions of paragraph 66 of SFAS 123R and paragraph 10 of SFAS 128 when calculation your earnings per share.

According to paragraph 66 of SFAS 123 R and paragraph 10 of SFAS 128, Earnings per Share, requires that employee equity share options, nonvested shares, and similar equity instruments granted to employees be treated as potential common shares in computing diluted earnings per share. Diluted earnings

Mr. H. Roger Schwall

March 6, 2009

per share shall be based on the actual number of options or shares granted and not yet forfeited, unless doing so would be antidilutive. If vesting in or the ability to exercise (or retain) an award is contingent on a performance or market condition, such as the level of future earnings, the shares or share options shall be treated as contingently issuable shares in accordance with paragraphs 30–35 of Statement 128. If equity share options or other equity instruments are outstanding for only part of a period, the shares issuable shall be weighted to reflect the portion of the period during which the equity instruments are outstanding.

The Company determined that the requisite service period will run through July 2009. Therefore, this stock issuance has a performance requirement of the stockholders and is deemed to be an equity instrument. The Company determined that since the recipients have voting rights and can participate as stockholders, the restricted stock issued should be shown as outstanding at March 31, 2007 and should also be used in calculating basic EPS.

Note 21 – Significant Fourth Quarter Adjustments, page F-39

22.

Please explain to us why you believe your fourth quarter entry to be an adjustment rather than the correction of an error, which would have required restatement of your first three quarters of fiscal year 2008.

The calculation of the deferred income tax expense for the first three quarters of fiscal year 2008 represents an estimate based on the fiscal year 2007 ending effective tax rate. During the preparation of the fiscal year 2008 annual report, our deferred income tax expense estimate was changed due to several factors. The primary factor was the change in KZ tax laws and regulations, which allowed exploration phase companies, such as BMB Munai, to offset taxable income with capital expenditures. This resulted in the calculation which lead to zero annual income tax expense. Therefore, the Company had a change in tax estimate, rather than a correction of an error. The estimate made during the first three quarters based on the prior year effective tax rate was then reversed.

According to FASB 154 par.19 A change in accounting estimate shall be accounted for in (a) the period of change if the change affects that period only or (b) the period of change and future periods if the change affects both. A change in accounting estimate shall not be accounted for by restating or retrospectively adjusting amounts reported in financial statements of prior periods or by reporting pro forma amounts for prior periods.

Form 10-Q for the nine months ended December 31, 2008

Statements of Operations, page 4

23.	Please explain to us why you believe the $1,650,293 disgorgement funds received is properly classified as an increase in earnings rather than additional paid in capital.

Mr. H. Roger Schwall

March 6, 2009

We believe specific guidance for the treatment of disgorgement funds received does not exist. However, we feel treating the disgorgement funds as part of “other income” is consistent with FASB Concept statement 6 (CON 6). Paragraph 84 of CON 6 states, “Gains and losses result from entities' peripheral or incidental transactions and from other events and circumstances stemming from the environment that may be largely beyond the control of individual entities and their managements. Thus, gains and losses are not all alike.”

The disgorgement funds certainly were outside of the Company’s central operations and beyond the control of management. This investor made this decision on its own, and is not affiliated with the Company or a related party of the Company.

Additionally, the Company considered the nature of the transaction. The Company, its management or Board of Directors took no part in the transaction and had no intent to enter into an equity transaction changing the ownership interest of the company. CON 6 describes equity transactions in paragraph 66, which states, “Investments by owners are increases in equity of a particular business enterprise resulting from transfers to it from other entities of something valuable to obtain or increase ownership interests (or equity) in it.” In this case, the investor received no additional ownership or rights of ownership. The transaction took place through a stock transaction for which the company took no part. In fact, the intent is to relinquish the profits in order to maintain a certain equity level by the investor. Therefore, based on the nature of the entire transaction, the Company feels this amount should run through other income.

Statements of Cash Flows, page 5

24.

Tell us whether “Decrease/(increase) in prepayments for materials used in oil and gas projects” and “(Increase)/decrease in inventories for oil and gas projects” represent cash expended or received, as required for presentation in this section of your financial statement.

The increase in prepayments for materials used in oil and gas projects and increase in inventories for oil and gas projects represent cash expended in the reported periods. However:

1)	the decrease in prepayments for materials used in oil and gas projects represents the close of any prepayment and the transfer of inventory/service received to oil and gas properties; and
2)	the decrease in inventories for oil and gas projects represents the transfer of inventory to oil and gas properties.

We will amend our cash flow statements to correct this issue. The decreases in prepayments for materials used in oil and gas projects and inventories for oil and gas projects will be netted against Purchase of oil and gas properties item. Therefore, total cash from investing activities will be unaffected.

Mr. H. Roger Schwall

March 6, 2009

Oil and gas properties, page 13

25.

We note your accounting policy disclosure regarding your impairment policy for oil and gas capitalized costs. Please tell us how you considered including disclosure here or in your management discussion and analysis disclosure which expands on the impact that the current market conditions have on your full cost ceiling test. Such disclosure should supplement your policy disclosure to describe the significant estimates and assumptions that you applied when preparing your sensitivity analysis of the significant assumptions that you applied when preparing your ceiling test and indicate the level an impairment event would occur. We refer you to Section V of SEC Release 33-8350, “Compensation Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Company has performed a calculation of the ceiling test as of December 31, 2008. The significant estimates and assumptions applied were as follows:

a)	official market prices as of December 31, 2008 for sales of oil to export markets - $36.55 per bbl
b)	sales of oil to domestic markets - $20.00 per bbl
c)	90/10 export sales/domestic sales ratio
d)	Discount factor – 10%

Based on existing market conditions shown above, the Company would not record an impairment to oil and gas properties unless capitalized costs exceed $277,474,860.

Attached to this letter, please find a statement from the Company acknowledging that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filling;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. If you have any questions or require additional information, please contact me directly.

Very truly yours,

POULTON & YORDAN

/s/ Richard T. Ludlow Richard T. Ludlow
Attorney at Law

Mr. H. Roger Schwall

March 6, 2009

March 6, 2009

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	BMB Munai, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2008

Filed on June 16, 2008
File No.: 1-33034

Dear Mr. Schwall:

In connection with the Company’s responses to comments raised by the staff of the Securities and Exchange Commission in your letter dated February 12, 2009, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please contact me directly.

Sincerely,

BMB MUNAI, INC.

/s/ Gamal Kulumbetov Gamal Kulumbetov
Chief Executive Officer